UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Energy Focus, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

29268T102

(CUSIP Number)

James Tu

Executive Chairman and Chief Executive Officer

Energy Focus, Inc.

32000 Aurora Road

Solon, Ohio 44139

440.715.1300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON James Tu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
3,390,909
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,390,909
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,390,909
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.3%
14	TYPE OF REPORTING PERSON (see instructions) IN

1	NAME OF REPORTING PERSON 5 Elements Global Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
2,700,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,700,000
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,700,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4%
14	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.          Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (“Common Stock”), of Energy Focus, Inc. (the “Company”).

The address of the Company’s principal executive office is 32000 Aurora Road, Suite B, Solon, Ohio 44139. The Company’s telephone number at this address is (440) 715-1300.

Item 2.          Identity and Background.

(a)	This Schedule 13D is filed by James Tu and 5 Elements Global Fund L.P. (“5 Elements Global”).

(b)

Mr. Tu’s business address is 32000 Aurora Road, Suite B, Solon, Ohio 44139. 5 Elements Global is a Delaware limited partnership with its principal executive office located at 114 West 47th Street, Suite 1725, New York, New York 10036.

(c)

Mr. Tu is the Executive Chairman and Chief Executive Officer of Company. Mr. Tu is also Chief Executive Officer of 5 Elements Global, which is an investment advisory and a management company focusing on investing in clean energy companies, and the co-founder of Communal International Ltd., which assists clean energy solutions companies with accessing global marketing, distribution licensing, manufacturing and financing resources.

(d)-(e)

During the past five years, neither Mr. Tu nor 5 Elements Global (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, where, as a result of such proceeding, he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tu is a dual citizen of Taiwan and the United States. 5 Elements Global is a Delaware limited partnership.

Item 3.          Source and Amount of Funds and Other Consideration.

The shares beneficially owned by 5 Elements Global, and deemed beneficially owned by Mr. Tu, were acquired in connection with the Company’s private placement of such securities on February 27, 2012, and consist of 1,800,000 shares of Common Stock and warrants to purchase 900,000 shares of Common Stock. The working capital of 5 Elements Global was used to fund the purchase of these securities.

Mr. Tu is the Executive Chairman and Chief Executive Officer of Company and was awarded (a) an option to purchase 400,000 shares of Common Stock at an exercise price of $0.23 per share on April 29, 2013, which shares vest as to 1/12th of the total per month, and (b) an option to purchase 800,000 shares of Common Stock at an exercise price of $0.41 per share on January 28, 2014, which shares vest as to 1/11th of the total per month (collectively, the “Options”), in each case, as compensation for his employment. As of March 31, 2014, 690,909 shares subject to the Options were vested or vest within the next 60 days.

Item 4.          Purpose of Transaction.

The shares of Common Stock beneficially owned by 5 Elements Global and deemed beneficially owned by Mr. Tu were acquired for investment purposes. On February 27, 2012, the Company entered into an Asian Business Development/Collaboration Agreement (“Agreement”) with Communal International Ltd., (“Communal”) of which Mr. Tu is a co-founder. The Agreement has a 60 month term, under which the Company was committed to pay $522,500 to Communal by December 31, 2012. Additionally, during the term of the Agreement, the Company will pay Communal a five percent commission on the Company’s net sales which occur within the Territory, as defined by the agreement. Effective January 1, 2013, the Agreement was amended to reflect the extension of the terms of the Agreement for an additional 12 months, and the addition of certain services and countries in the territory covered by the Agreement.  In connection with the amended and restated agreement, the Company agreed to pay an additional $425,000 through December 2013.  After December 31, 2013, the Company may terminate the Agreement upon 30 days written notice.  The Company paid $425,000 related to this Agreement during 2013, and recorded expenses of $226,000 in 2013.

Mr. Tu was named the non-executive Chairman of the Company in December 2012 and then Executive Chairman and Chief Executive Officer in May 2013. The 690,909 shares beneficially owned by Mr. Tu were acquired as compensation for his employment with the Company. Mr. Tu may receive additional equity awards from the Company from time to time.

Except for transactions in Mr. Tu’s capacity as an officer and director of the Company, Mr. Tu and 5 Elements Global have no other present plans or proposals which relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.          Interest in Securities of the Issuer.

(a)

As of the date hereof, Mr. Tu beneficially owns 3,390,909 shares of Common Stock, which represent 4.3% of the outstanding shares of Common Stock based on information set forth in the Company’s Current Report on Form 8-K filed on April 11, 2014 (the “Form 8-K”) (which reported that there were 78,154,330 shares of Common Stock issued and outstanding after giving effect to the conversion of the Company’s outstanding 5% convertible subordinated promissory notes (the “Conversion”) as described in the Form 8-K as of the close of business on March 31, 2014). As of the date hereof, 5 Elements beneficially owns 2,700,000 shares of Common Stock, which represent 3.4% of the outstanding shares of Common Stock based on information set forth in the Form 8-K. Prior to the Conversion, Mr. Tu and 5 Elements beneficially owned more than 5% of the Company’s outstanding shares of Common Stock.

(b)	Each of 5 Elements and Mr. Tu has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it or him in response to Item 5(a) above.

(c)

Mr. Tu received an option to purchase 800,000 shares of Common Stock at an exercise price of $0.41 per share from the Company on January 28, 2014. No other transactions with respect to the Common Stock have been effected by Mr. Tu or, to the knowledge of Mr. Tu, by any of his affiliates, during the 60 days prior to the date of this Schedule 13D.

(d)	Inapplicable.

(e)	Inapplicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Tu is also the co-founder of Communal International Ltd., which owns 50% of 5 Elements Energy Efficiencies (BVI) Ltd. (“5 Elements Energy”). 5 Elements Energy beneficially owns 5,700,000 shares of Common Stock, of which 3,800,000 are outstanding shares and 1,900,000 shares are subject to currently exercisable warrants. On February 27, 2012, the Company entered into the Asian Business Development/Collaboration Agreement with Communal International Ltd., as described under Item 4 above, which description is incorporated by reference into this Item 6.

5 Elements is a party to a Securities Purchase Agreement under which 5 Elements has registration rights with respect to the Common Stock acquired in connection therewith.

Item 7.          Material to be Filed as Exhibits

1.     Joint Filing Agreement and Power of Attorney signed by Mr. Tu as an individual and as Chief Executive Officer of 5 Elements Global.

2.     Form of Securities Purchase Agreement between the Company and investors dated as of February 27, 2012 (incorporated by reference to Exhibit 10.31 of the Registrant's Annual Report on Form 10-K filed on March 30, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014
/s/ James Tu
Name: James Tu
5 Elements Global Fund L.P. By /s/ James Tu Name: James Tu Title: Chief Executive Officer

Exhibit 1

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

The undersigned hereby agrees, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that a Joint Schedule 13D or Schedule 13G and any amendment thereto be filed on behalf of each of the undersigned, in respect of the Common Stock of Energy Focus, Inc. (“EFOI”).

The undersigned hereby further agrees, pursuant to Rule 16a-3(j) under the Exchange Act, that joint filings pursuant to Section 16 of the Exchange Act and any amendment thereto be filed on behalf of each of the undersigned in respect of the common stock of EFOI.

Know all by these present, that the undersigned does hereby constitute and appoint Frank Lamanna, Eric Hilliard and Janet Spreen, and each of them, as the undersigned’s true and lawful attorneys-in-fact and agents to do any and all things, and execute any or all instruments which, after the advice of counsel, said attorneys and agents may deem necessary and advisable to enable the undersigned to comply with the Exchange Act and any rules and regulations and requirements of the Securities and Exchange Commission (“SEC”) including specifically, but without limitation thereof, power of attorney to sign the undersigned’s name to a Form ID, Schedule 13D or 13G and any amendments thereto, or a Form 3 or a subsequent Form 4 or Form 5 and any amendments thereto, to be filed with the SEC in respect of the shares of common stock of EFOI; and the undersigned does hereby ratify and confirm all that any of said attorneys and agents shall do or cause to be done by virtue hereof.

Executed on this 12th day of February, 2014.

/s/ James Tu

Name: James Tu

5 Elements Global Fund L.P.

By: /s/ James Tu

Name: James Tu

Title: CEO